Federal Agricultural Mortgage Corporation
1999 K Street, N.W., 4th Floor
Washington, D.C. 20006
Phone: (202) 872-7700 Fax: (202) 872-7713

January 29, 2013

VIA EDGAR
Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:
Federal Agricultural Mortgage Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 27, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 8, 2012

Response dated December 31, 2012 File No. 001-14951
Dear Ms. Hayes:

As we discussed with your staff yesterday, the Federal Agricultural Mortgage Corporation (“Farmer Mac”) requests additional time to respond to your January 25, 2013 comment letter. Farmer Mac is requesting the additional time because of the increased work demands required by other important matters at this time, particularly an upcoming meeting of Farmer Mac’s board of directors. Farmer Mac plans to respond to your letter no later than Friday, February 22, 2013.

Please call me at (202) 872-5556 if you have any questions or would like to discuss this request in more detail.
Very truly yours,

/s/ Stephen P. Mullery
Stephen P. Mullery
Senior Vice President – General Counsel

cc:    Timothy L. Buzby, CEO of Farmer Mac
Abigail Arms, Esq., Shearman & Sterling LLP